**Exhibit 99.2**

**Associated Estates Realty Corporation**
**First Quarter 2009**
**Earnings Release and Supplemental Financial Data**



Morgan Place Apartments
1680 Chantilly Drive, N.E.
Atlanta, Georgia  30324-3216

Tel:  (404) 636-6577
Web Site: www.morganplaceapts.com

*Morgan Place Apartments are located at the Lenox and Buford Highway intersection, just one block from Cheshire Bridge Road in the Druid Hills neighborhood.  Morgan Place's ideal location is adjacent to I-85 and is less than five minutes from GA-400 and I-75.  Residents choose Morgan Place because of its ideal Druid Hills location, as well as its community features such as a swimming pool with WiFi, outdoor spa, clubhouse with coffee bar and WiFi café, and more.*

Associated Estates Realty Corporation
1 AEC Parkway
Richmond Heights, Ohio 44143-1467

**Phone:** (216) 261-5000
**Fax:** (216) 289-9600
**Web Site:  www.aecrealty.com**

**Investor contact:  Kimberly Kanary**
Vice President of Corporate Communications
(216) 797-8718
kkanary@aecrealty.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:  This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2009 performance, which are based on certain assumptions.  Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release.  These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward-looking statements.  Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the ability of the Company to consummate the sale of properties pursuant to its current plan, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; the ability of the Company to refinance debt on favorable terms at maturity; the ability of the Company to defease or prepay debt pursuant to its current plan; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available multifamily units and changes in market rental rates; increases in property and liability insurance costs; unanticipated increases in real estate taxes and other operating expenses; weather conditions that adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs and real estate tax valuation reassessments or millage rate increases; inability of the Company to control operating expenses or achieve increases in revenue; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; catastrophic property damage losses that are not covered by the Company's insurance; the ability to acquire properties at prices consistent with the Company's investment criteria; risks associated with property acquisitions such as environmental liabilities, among others; changes in or termination of contracts relating to third party management and advisory business; and risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located.



**Associated Estates Realty Corporation**
**First Quarter 2009**
**Supplemental Financial Data**

# Table of Contents       Page

**ASSOCIATED ESTATES REALTY CORPORATION REPORTS FIRST QUARTER RESULTS**
**Company Reaffirms Full-Year FFO Guidance**

Cleveland, Ohio – April 27, 2009 – Associated Estates Realty Corporation (NYSE: AEC) (NASDAQ: AEC) today reported funds from operations (FFO) for the first quarter ended March 31, 2009 of $0.36 per common share (basic and diluted), compared with $0.22 per common share (basic and diluted), for the first quarter ended March 31, 2008. FFO as adjusted for the first quarter of 2009 was $0.32 per common share (basic and diluted) after adjusting for a credit to expense of $563,000 or approximately $0.04 per common share for a refund of defeasance costs on certain previously defeased loans. FFO as adjusted for the first quarter of 2008 was $0.34 per common share (basic and diluted) after adjusting for $2.0 million or $0.12 per common share for defeasance and other prepayment costs.

Net loss attributable to AERC available to common shareholders was $936,000 or $0.06 per common share (basic and diluted) for the first quarter ended March 31, 2009, compared with net income attributable to AERC available to common shareholders of $36.8 million or $2.27 per common share (basic and diluted) for the first quarter ended March 31, 2008. The March 31, 2009 results include $0.14 per share (basic and diluted) for gains on the disposition of one property compared to the March 31, 2008 results which included $2.65 per share (basic and diluted) for gains on the disposition of 14 properties.

"Our quarter end occupancy was a solid 94 percent. I believe our debt maturities are manageable, and the long-term fundamentals of the apartment business remain solid. We are well positioned to benefit when the broader economic conditions improve," said Jeffrey I. Friedman, president and chief executive officer.

A reconciliation of net income attributable to AERC to FFO and to FFO as adjusted, is included on page 10.

Total revenue for the first quarter was $33.5 million compared with $31.9 million for the first quarter of 2008, an increase of 5.0 percent.

**Same Community Portfolio Results**
Net operating income (NOI) for the first quarter for the Company's same community portfolio decreased 3.0 percent as a result of revenue decreasing 0.1 percent and property operating expenses increasing 3.9 percent, compared with the first quarter of 2008. Physical occupancy was 94.0 percent at the end of the first quarter as compared with 94.6 percent at the end of the first quarter of 2008. Average net rent collected per unit for the first quarter for the same community properties was basically flat at $837 per month compared with the first quarter of 2008. Net rent collected per unit for the first quarter for the Company's same community Midwest portfolio grew 3.1 percent to $777 and net collected rent per unit for the Company's same community Mid-Atlantic portfolio grew 1.1 percent to $1,239, while net rent collected per unit for the Company's same community properties in the Southeast markets decreased 7.3 percent to $874.

Additional quarterly financial information, including performance by region for the Company's portfolio, is included on pages 14 to 18.

## Debt Maturities and Financing Activities
The Company has no remaining 2009 scheduled debt maturities.  During the first quarter, the Company closed three mortgage loans totaling $52.5 million. These seven-year term loans have a current average interest rate of 5.2 percent.

At March 31, 2009, $111.7 million remained available on the Company's $150.0 million revolving credit facility.

## 2009 Outlook
The Company reaffirmed its current FFO expectations for 2009 in the range of $1.17 to $1.23 per share, excluding defeasance and other prepayment costs/credits.  Assumptions relating to the Company's earnings guidance can be found on page 20.

## Conference Call
A conference call to discuss the results will be held on Tuesday, April 28 at 2:00 p.m. Eastern.  To participate in the call:

**Via Telephone:** The dial-in number is 800-860-2442, and the passcode is "Estates."

**Via the Internet (listen only):**  Access the Company's website at www.aecrealty.com.  Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Register for AEC's Conference Call" link on the left.  The webcast will be archived through May 12, 2009.

**Associated Estates Realty Corporation**
**Financial and Operating Highlights**
**For the Three Months Ended March 31, 2009 and 2008**
*(Unaudited; in thousands, except per share and ratio data)*

| | | Three Months Ended March 31, | | |
|---|---|---|---|---|
| **OPERATING INFORMATION** | | 2009 | | 2008 |
| Total revenue | $ | 33,458 | $ | 31,925 |
| Property revenue | $ | 32,894 | $ | 31,235 |
| Net (loss) income attributable to AERC applicable to common shares | $ | (936) | $ | 36,757 |
| Per share - basic and diluted | $ | (0.06) | $ | 2.27 |
| Funds from Operations (FFO) [1] | $ | 5,878 | $ | 3,515 |
| FFO as adjusted [1] | $ | 5,315 | $ | 5,474 |
| FFO per share - basic and diluted | $ | 0.36 | $ | 0.22 |
| FFO as adjusted per share - basic and diluted | $ | 0.32 | $ | 0.34 |
| Funds Available for Distribution (FAD) [1] | $ | 4,653 | $ | 5,072 |
| Dividends per share | $ | 0.17 | $ | 0.17 |
| Payout ratio - FFO | | 47.2% | | 77.3% |
| Payout ratio - FFO as adjusted | | 53.1% | | 50.0% |
| Payout ratio - FAD | | 60.7% | | 54.8% |
| General and administrative expense | $ | 3,140 | $ | 3,528 |
| Interest expense [2] | $ | 8,454 | $ | 8,757 |
| Interest coverage ratio [3] | | 1.77:1 | | 1.74:1 |
| Fixed charge coverage ratio [4] | | 1.59:1 | | 1.55:1 |
| General and administrative expense to property revenue | | 9.5% | | 11.3% |
| Interest expense to property revenue | | 25.7% | | 28.0% |
| Property NOI [5] | $ | 18,694 | $ | 18,128 |
| ROA [6] | | 8.1% | | 8.2% |
| Same community revenue (decrease) increase | | (0.1)% | | 3.7% |
| Same community expense increase | | 3.9% | | 3.8% |
| Same community NOI (decrease) increase | | (3.0)% | | 3.6% |
| Same community operating margins | | 56.3% | | 58.0% |

(1) See page 10 for a reconciliation of net income attributable to AERC to these non-GAAP measurements and page 21 for the Company's definition of these non-GAAP measurements.

(2) Excludes amortization of financing fees of $322 for 2009 and $326 for 2008. 2009 excludes a credit of $(563) for a refund of defeasance costs for previously defeased loans.

(3) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding defeasance, other prepayment costs/credits and/or preferred repurchase costs including discounts received and premiums paid. Individual line items in this calculation include results from discontinued operations where applicable. See page 22 for a reconciliation of net (loss) income attributable to AERC available to common shareholders to EBITDA and for the Company's definition of EBITDA.

(4) Represents interest expense and preferred stock dividend payment coverage, excluding defeasance, and/or other prepayment costs/credits. Individual line items in this calculation include discontinued operations where applicable.

(5) See page 23 for a reconciliation of net income to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(6) ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets, excluding held for sale assets.

**Associated Estates Realty Corporation**
**Financial and Operating Highlights**
**First Quarter 2009**
*(Unaudited; in thousands, except per share and ratio data)*

| MARKET CAPITALIZATION DATA | | March 31, 2009 | | December 31, 2008 |
|---|---|---|---|---|
| Net real estate assets | $ | 665,083 | $ | 673,848 |
| Total assets | $ | 689,574 | $ | 699,896 |
| | | | | |
| Debt | $ | 553,948 | $ | 557,481 |
| Noncontrolling redeemable interest | $ | 1,829 | $ | 1,829 |
| Preferred stock - 8.70% Class B Cumulative Redeemable Preferred Shares | $ | 48,263 | $ | 48,263 |
| Total shareholders' equity | $ | 102,814 | $ | 105,621 |
| | | | | |
| Common shares outstanding | | 16,699 | | 16,556 |
| Share price, end of period | $ | 5.68 | $ | 9.13 |
| | | | | |
| Total market capitalization | $ | 697,061 | $ | 756,900 |
| | | | | |
| Undepreciated book value of real estate assets [1] | $ | 954,011 | $ | 957,061 |
| | | | | |
| Debt to undepreciated book value of real estate assets | | 58.1% | | 58.2% |
| Debt and preferred stock to undepreciated book value of real estate assets | | 63.1% | | 63.3% |
| Debt to total market capitalization | | 79.5% | | 73.7% |
| Debt and preferred stock to total market capitalization | | 86.4% | | 80.0% |
| | | | | |
| Annual dividend | $ | 0.68 | $ | 0.68 |
| | | | | |
| Annual dividend yield based on share price, end of period | | 12.0% | | 7.4% |

(1)     Includes $4,338 of undepreciated real estate associated with one property classified as held for sale at December 31, 2008.

| PORTFOLIO INFORMATION | Properties | Number of Units | Average Age of Owned Properties |
|---|---|---|---|
| Company Portfolio: | | | |
| Directly Owned: | | | |
| Same Community Midwest | 35 | 8,116 | 17 |
| Same Community Mid-Atlantic | 4 | 935 | 17 |
| Same Community Southeast | 8 | 2,989 | 13 |
| Total Same Community | 47 | 12,040 | 16 |
| Acquisitions | 2 | 536 | 4 |
| Total Directly Owned | 49 | 12,576 | 15 |
| Third Party Managed: | | | |
| Affordable Housing | 1 | 85 | |
| Market Rate | 2 | 531 | |
| Total Third Party Managed | 3 | 616 | |
| Total Company Portfolio | 52 | 13,192 | |

**Associated Estates Realty Corporation**
**Condensed Consolidated Balance Sheets**
**First Quarter 2009**
*(Unaudited; dollar amounts in thousands)*

| | March 31, 2009 | December 31, 2008 |
|---|---|---|
| **ASSETS** | | |
| Real estate assets | | |
| Investment in real estate | $ 953,128 | $ 951,978 |
| Construction in progress | 883 | 745 |
| Less: accumulated depreciation | (288,928) | (280,541) |
| | 665,083 | 672,182 |
| Real estate associated with property held for sale, net | - | 1,666 |
| Real estate, net | 665,083 | 673,848 |
| Cash and cash equivalents | 3,508 | 3,551 |
| Restricted cash | 6,953 | 6,873 |
| Other assets | 14,030 | 15,624 |
| **Total assets** | $ 689,574 | $ 699,896 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Mortgage notes payable | $ 489,868 | $ 510,201 |
| Unsecured revolving credit facility | 38,300 | 21,500 |
| Unsecured debt | 25,780 | 25,780 |
| Total debt | 553,948 | 557,481 |
| Accounts payable, accrued expenses and other liabilities | 30,983 | 34,965 |
| **Total liabilities** | 584,931 | 592,446 |
| Noncontrolling redeemable interest | 1,829 | 1,829 |
| Shareholders' equity | | |
| Preferred shares, without par value; 9,000,000 shares authorized; 8.70% Class B Series II cumulative redeemable, $250 per share liquidation preference, 232,000 issued and 193,050 outstanding at March 31, 2009 and December 31, 2008, respectively | 48,263 | 48,263 |
| Common shares, without par value; $.10 stated value; 41,000,000 authorized; 22,995,763 issued and 16,698,563 and 16,556,221 outstanding at March 31, 2009 and December 31, 2008, respectively | 2,300 | 2,300 |
| Paid-in capital | 282,254 | 282,501 |
| Accumulated distributions in excess of accumulated net income | (163,401) | (159,595) |
| Accumulated other comprehensive loss | (2,209) | (2,899) |
| Less: Treasury shares, at cost, 6,297,200 and 6,439,542 shares at March 31, 2009 and December 31, 2008, respectively | (64,393) | (64,949) |
| **Total shareholders' equity** | 102,814 | 105,621 |
| **Total liabilities and shareholders' equity** | $ 689,574 | $ 699,896 |

**Associated Estates Realty Corporation**
**Consolidated Statements of Operations**
**Three Months Ended March 31, 2009**
*(Unaudited; dollar and share amounts in thousands)*

| | | Three Months Ended March 31, | | |
| --- | --- | --- | --- | --- |
| | | 2009 | | 2008 as adjusted |
| **REVENUE** | | | | |
| Property revenue | $ | 32,894 | $ | 31,235 |
| Management and service company revenue: | | | | |
| Fees, reimbursements and other | | 468 | | 553 |
| Painting services | | 96 | | 137 |
| Total revenue | | 33,458 | | 31,925 |
| | | | | |
| **EXPENSES** | | | | |
| Property operating and maintenance | | 14,200 | | 13,107 |
| Depreciation and amortization | | 9,466 | | 8,505 |
| Direct property management and service company expense | | 359 | | 396 |
| Painting services and charges | | 213 | | 243 |
| General and administrative | | 3,140 | | 3,528 |
| Total expenses | | 27,378 | | 25,779 |
| Operating income | | 6,080 | | 6,146 |
| Interest income | | 15 | | 16 |
| Interest expense | | (8,213) | | (9,083) |
| (Loss) income before equity in net loss of joint ventures, and income from discontinued operations | | (2,118) | | (2,921) |
| Equity in net loss of joint ventures | | - | | (22) |
| (Loss) income from continuing operations | | (2,118) | | (2,943) |
| Income from discontinued operations: | | | | |
| Operating (loss) income | | (33) | | (1,308) |
| Gain on disposition of properties | | 2,278 | | 42,910 |
| Income from discontinued operations | | 2,245 | | 41,602 |
| **Net income** | | 127 | | 38,659 |
| Net loss attributable to noncontrolling redeemable interest | | (14) | | (14) |
| **Net income attributable to AERC** | | 113 | | 38,645 |
| Preferred share dividends | | (1,049) | | (1,200) |
| Allocation to participating securities | | - | | (688) |
| **Net (loss) income attributable to AERC applicable to common shares** | $ | (936) | $ | 36,757 |
| | | | | |
| **Earnings per common share - basic and diluted:** | | | | |
| (Loss) income from continuing operations attributable to AERC applicable to common shares | $ | (0.19) | $ | (0.26) |
| Income from discontinued operations | | 0.13 | | 2.53 |
| Net (loss) income attributable to AERC applicable to common shares | $ | (0.06) | $ | 2.27 |
| | | | | |
| Weighted average shares outstanding - basic and diluted | | 16,434 | | 16,167 |

**Associated Estates Realty Corporation**
**Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)**
*(In thousands, except per share data)*

|  | | Three Months Ended March 31, | |
|  | | 2009 | 2008 |
|---|---|---|---|
| **CALCULATION OF FFO AND FAD** | | | |
| Net income attributable to AERC | | $ 113 | $ 38,645 |
| Add: | Depreciation - real estate assets | 8,255 | 8,203 |
| | Depreciation - real estate assets - joint ventures | - | 24 |
| | Amortization of intangible assets | 837 | 753 |
| Less: | Preferred share dividends | (1,049) | (1,200) |
| | Gain on disposition of properties | (2,278) | (42,910) |
| | **Funds from Operations (FFO)** [1] | 5,878 | 3,515 |
| Add: | Defeasance and other prepayment costs | - | 1,959 |
| Less: | Refund of defeasance costs for previously defeased loans | (563) | - |
| | **Funds from Operations as Adjusted** [1] | 5,315 | 5,474 |
| Add: | Depreciation - other assets | 374 | 346 |
| | Amortization of deferred financing fees | 322 | 357 |
| Less: | Recurring fixed asset additions [2] | (1,358) | (1,105) |
| | **Funds Available for Distribution (FAD)** [1] | $ 4,653 | $ 5,072 |
| Weighted average shares outstanding - basic and diluted [3] | | 16,434 | 16,167 |
| **PER SHARE INFORMATION:** | | | |
| FFO - basic and diluted | | $ 0.36 | $ 0.22 |
| FFO as adjusted - basic and diluted | | $ 0.32 | $ 0.34 |
| Dividends | | $ 0.17 | $ 0.17 |
| Payout ratio - FFO | | 47.2% | 77.3% |
| Payout ratio - FFO as adjusted | | 53.1% | 50.0% |
| Payout ratio - FAD | | 60.7% | 54.8% |

(1) See page 21 for the Company's definition of these non-GAAP measurements. Individual line items included in FFO and FAD calculation include results from discontinued operations where applicable.

(2) Fixed asset additions exclude development, investment and non-recurring capital additions.

(3) The Company computes the weighted average shares outstanding in accordance with SFAS 128 and accordingly, has excluded 15 common share equivalents from the three months ended March 31, 2009 calculation, and 146 common share equivalents from the three months ended March 31, 2008 calculation, used in the computation of earnings per share and FFO per share, as they would be anti-dilutive to the loss from continuing operations.

**Associated Estates Realty Corporation**
**Discontinued Operations** [1]
**Three Months Ended March 31, 2009 and 2008**
*(Unaudited; dollar and share amounts in thousands)*

|  | Three Months Ended March 31, | | | |
|  | 2009 | | 2008 | |
|---|---|---|---|---|
| **REVENUE** | | | | |
| Property revenue | $ | 27 | $ | 4,210 |
| | | | | |
| **EXPENSES** | | | | |
| Property operating and maintenance | | 60 | | 2,353 |
| Depreciation and amortization | | - | | 796 |
| Total expenses | | 60 | | 3,149 |
| Operating income | | (33) | | 1,061 |
| Interest income | | - | | 3 |
| Interest expense | | - | | (2,372) |
| Gain on disposition of properties | | 2,278 | | 42,910 |
| **Income from discontinued operations** | $ | 2,245 | $ | 41,602 |

(1)   In accordance with SFAS 144, the Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above is one property disposed of in 2009 and fifteen properties disposed of in 2008.

**Associated Estates Realty Corporation**
**Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures**
*(In thousands, except estimated GAAP useful life and cost per unit)*

| | Estimated GAAP Useful Life (Years) | Three Months Ended March 31, 2009 | |
| --- | --- | --- | --- |
| | | Amount | Cost Per Unit [1] |
| **OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE** | | | |
| Repairs and maintenance [2] | | $ 2,293 | $ 182 |
| Maintenance personnel labor cost [2] | | 1,329 | 106 |
| Total Operating Expenses Related to Repairs and Maintenance | | 3,622 | 288 |
| **CAPITAL EXPENDITURES** | | | |
| Recurring Capital Expenditures [3] | | | |
| Amenities | 5 | 39 | 3 |
| Appliances | 5 | 219 | 17 |
| Building improvements | 14 | 73 | 6 |
| Carpet and flooring | 5 | 630 | 50 |
| Furnishings | 5 | 28 | 2 |
| HVAC and mechanicals | 15 | 207 | 16 |
| Landscaping and grounds | 14 | 114 | 9 |
| Suite improvements | 5 | 6 | 1 |
| Miscellaneous | 5 | 33 | 3 |
| Total Recurring Capital Expenditures - Properties | | 1,349 | 107 |
| Corporate capital expenditures [4] | | 9 | 1 |
| Total Recurring Capital Expenditures | | 1,358 | 108 |
| **Total Recurring Capital Expenditures and Repairs and Maintenance** | | $ 4,980 | $ 396 |
| Total Recurring Capital Expenditures | | $ 1,358 | |
| Investment/Revenue Enhancing Expenditures [5] | | | |
| Ground improvements | Various | 18 | |
| Building improvements - unit upgrades | Various | 34 | |
| Building improvements - other | 20 | 72 | |
| Total Investment/Revenue Enhancing Expenditures | | 124 | |
| **Grand Total Capital Expenditures** | | $ 1,482 | |

(1) Calculated using weighted average units owned during the three months ended March 31, 2009 of 12,576.

(2) Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3) See page 23 for the Company's definition of recurring fixed asset additions.

(4) Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(5) See page 23 for the Company's definition of investment/revenue enhancing additions.

**Associated Estates Realty Corporation**
**Fees, Reimbursements and Other Revenue, Direct Property Management**
**and Service Company Expense and General Administrative Expense**
**For the Three Months Ended March 31, 2009 and 2008**
*(In thousands)*

| | Three Months Ended March 31, | |
| --- | --- | --- |
| | 2009 | 2008 |
| **Fees, Reimbursements and Other Revenue** | | |
| Property management fees | $ 61 | $ 74 |
| Asset management fees | 49 | 43 |
| Other revenue | 108 | 157 |
| Payroll reimbursements[1] | 250 | 279 |
| | | |
| Fees, Reimbursements and Other Revenue[2] | 468 | 553 |
| | | |
| **Direct Property Management and Service Company Expense** | | |
| Service company allocations | 109 | 117 |
| Payroll reimbursements[1] | 250 | 279 |
| Direct Property Management and Service Company Expense[2] | 359 | 396 |
| **Service Company NOI** | $ 109 | $ 157 |
| | | |
| | | |
| **General and Administrative and Service Company Expense** | | |
| General and administrative expense[2] | $ 3,140 | $ 3,528 |
| Service company allocations | 109 | 117 |
| General and Administrative and Service Company Expense | $ 3,249 | $ 3,645 |

(1)    Salaries and benefits reimbursed in connection with the management of properties for third parties.

(2)    As reported per the Consolidated Statement of Operations.

**Associated Estates Realty Corporation**
**Same Community Data**
**Operating Results for the Last Five Quarters**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| | March 31, 2009 | December 31, 2008 | Quarter Ended September 30, 2008 | June 30, 2008 | March 31, 2008 |
|---|---|---|---|---|---|
| **Property Revenue** | $ 31,194 | $ 31,674 | $ 32,331 | $ 31,851 | $ 31,235 |
| **Property Operating and Maintenance Expenses** | | | | | |
| Personnel | 3,713 | 3,696 | 3,763 | 3,569 | 3,696 |
| Advertising | 388 | 381 | 398 | 394 | 389 |
| Utilities | 1,819 | 1,780 | 1,756 | 1,629 | 1,695 |
| Repairs and maintenance | 2,179 | 1,937 | 2,653 | 2,499 | 2,032 |
| Real estate taxes and insurance | 4,480 | 4,236 | 4,500 | 4,522 | 4,257 |
| Other operating | 1,038 | 1,082 | 1,145 | 1,096 | 1,038 |
| **Total Expenses** | 13,617 | 13,112 | 14,215 | 13,709 | 13,107 |
| **Property Net Operating Income** | $ 17,577 | $ 18,562 | $ 18,116 | $ 18,142 | $ 18,128 |
| **Operating Margin** | 56.3% | 58.6% | 56.0% | 57.0% | 58.0% |
| **Total Number of Units** | 12,040 | 12,040 | 12,040 | 12,040 | 12,040 |
| **NOI Per Unit** | $ 1,460 | $ 1,542 | $ 1,505 | $ 1,507 | $ 1,506 |
| **Average Net Rent Collected Per Unit** [1] | $ 837 | $ 852 | $ 865 | $ 853 | $ 838 |
| **Physical Occupancy - End of Period** [2] | 94.0% | 93.0% | 95.8% | 96.4% | 94.6% |

(1)     Represents gross potential rents less vacancies and concessions.

(2)     Is defined as number of units occupied divided by total number of units.

**Associated Estates Realty Corporation**
**Same Community Data**
**As of March 31, 2009 and March 31, 2008**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| | No. of Units | Average Age [6] | Net Rent Collected per Unit [1] | | | Net Rents per Unit [2] | | | Average Rent per Unit [3] | | | Physical Occupancy [4] | | Turnover Ratio [5] | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Q1 2009 | Q1 2008 | % Change | Q1 2009 | Q1 2008 | % Change | Q1 2009 | Q1 2008 | % Change | Q1 2009 | Q1 2008 | Q1 2009 | Q1 2008 |
| **Midwest Properties** | | | | | | | | | | | | | | | |
| Indiana | 836 | 13 | $ 786 | $ 772 | 1.8% | $ 857 | $ 842 | 1.8% | $ 908 | $ 902 | 0.7% | 94.9% | 93.7% | 45.5% | 46.4% |
| Michigan | 2,888 | 18 | 720 | 710 | 1.4% | 769 | 753 | 2.1% | 836 | 827 | 1.1% | 95.8% | 95.7% | 45.8% | 49.9% |
| Ohio - Central Ohio | 2,621 | 18 | 778 | 737 | 5.6% | 819 | 786 | 4.2% | 835 | 820 | 1.8% | 96.0% | 94.7% | 44.7% | 45.2% |
| Ohio - Northeastern Ohio | 1,303 | 14 | 904 | 892 | 1.3% | 967 | 946 | 2.2% | 1,012 | 999 | 1.3% | 95.5% | 96.2% | 46.4% | 46.7% |
| Pennsylvania | 468 | 23 | 749 | 708 | 5.8% | 801 | 767 | 4.4% | 833 | 819 | 1.7% | 96.4% | 95.5% | 41.0% | 47.9% |
| Total Midwest Properties | 8,116 | 17 | 777 | 754 | 3.1% | 828 | 805 | 2.9% | 871 | 860 | 1.3% | 95.8% | 95.2% | 45.2% | 47.4% |
| | | | | | | | | | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | | | | | | | | | |
| Baltimore/Washington | 667 | 23 | 1,213 | 1,220 | (0.6)% | 1,329 | 1,283 | 3.6% | 1,349 | 1,302 | 3.6% | 94.3% | 96.0% | 42.6% | 30.6% |
| Virginia | 268 | 3 | 1,303 | 1,243 | 4.8% | 1,381 | 1,309 | 5.5% | 1,381 | 1,309 | 5.5% | 97.0% | 96.3% | 67.2% | 67.2% |
| Total Mid-Atlantic Properties | 935 | 17 | 1,239 | 1,226 | 1.1% | 1,344 | 1,290 | 4.2% | 1,358 | 1,304 | 4.1% | 95.1% | 96.0% | 49.7% | 41.1% |
| | | | | | | | | | | | | | | | |
| **Southeast Properties** | | | | | | | | | | | | | | | |
| Florida | 1,272 | 10 | 1,116 | 1,155 | (3.4)% | 1,230 | 1,254 | (1.9)% | 1,347 | 1,330 | 1.3% | 94.3% | 94.3% | 63.8% | 55.0% |
| Georgia | 1,717 | 14 | 695 | 787 | (11.7)% | 858 | 877 | (2.2)% | 980 | 980 | 0.0% | 84.7% | 91.4% | 63.8% | 66.4% |
| Total Southeast Properties | 2,989 | 13 | 874 | 943 | (7.3)% | 1,016 | 1,038 | (2.1)% | 1,136 | 1,129 | 0.6% | 88.8% | 92.6% | 63.8% | 61.5% |
| | | | | | | | | | | | | | | | |
| **Total/Average Same Community** | 12,040 | 16 | $ 837 | $ 838 | (0.1)% | $ 915 | $ 900 | 1.7% | $ 975 | $ 961 | 1.5% | 94.0% | 94.6% | 50.2% | 50.4% |

(1) Represents gross potential rents less vacancies and allowances for all units divided by the number of units in a market.

(2) Represents gross potential rents less allowances for all units divided by the number of units in a market.

(3) Represents gross potential rents for all units divided by the number of units in a market.

(4) Represents physical occupancy at the end of the quarter.

(5) Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.

(6) Age shown in years.

**Associated Estates Realty Corporation**
**Property Revenue**
**For the Three Months Ended March 31, 2009 and 2008**

| Property Revenue | No. of Units | 2009 Physical Occupancy [1] | 2008 Physical Occupancy [1] | Q1 2009 Revenue | Q1 2008 Revenue | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 94.9% | 93.7% | $ 2,054 | $ 2,005 | $ 49 | 2.4% |
| Michigan | 2,888 | 95.8% | 95.7% | 6,535 | 6,424 | 111 | 1.7% |
| Ohio - Central Ohio | 2,621 | 96.0% | 94.7% | 6,312 | 5,995 | 317 | 5.3% |
| Ohio - Northeastern Ohio | 1,303 | 95.5% | 96.2% | 3,636 | 3,608 | 28 | 0.8% |
| Pennsylvania | 468 | 96.4% | 95.5% | 1,069 | 1,010 | 59 | 5.8% |
| Total Midwest Properties | 8,116 | 95.8% | 95.2% | 19,606 | 19,042 | 564 | 3.0% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Baltimore/Washington | 667 | 94.3% | 96.0% | 2,468 | 2,465 | 3 | 0.1% |
| Virginia | 268 | 97.0% | 96.3% | 1,079 | 1,022 | 57 | 5.6% |
| Total Mid-Atlantic Properties | 935 | 95.1% | 96.0% | 3,547 | 3,487 | 60 | 1.7% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Florida | 1,272 | 94.3% | 94.3% | 4,384 | 4,533 | (149) | (3.3)% |
| Georgia | 1,717 | 84.7% | 91.4% | 3,657 | 4,173 | (516) | (12.4)% |
| Total Southeast Properties | 2,989 | 88.8% | 92.6% | 8,041 | 8,706 | (665) | (7.6)% |
| | | | | | | | |
| Total Same Community | 12,040 | 94.0% | 94.6% | 31,194 | 31,235 | (41) | (0.1)% |
| | | | | | | | |
| **Acquisitions** [2] | | | | | | | |
| Virginia | 536 | 93.5% | N/A | 1,700 | - | 1,700 | 100.0% |
| | | | | | | | |
| Total Property Revenue | 12,576 | 94.0% | 94.6% | $ 32,894 | $ 31,235 | $ 1,659 | 5.3% |

(1)    Represents physical occupancy at the end of the quarter.

(2)    The Company defines acquisition properties as acquired properties which have not been owned for one year.

**Associated Estates Realty Corporation**
**Property Operating Expenses**
**For the Three Months Ended March 31, 2009 and 2008**

| Property Operating Expenses | No. of Units | 2009 Physical Occupancy [1] | 2008 Physical Occupancy [1] | Q1 2009 Expenses | Q1 2008 Expenses | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 94.9% | 93.7% | $ 924 | $ 899 | $ 25 | 2.8% |
| Michigan | 2,888 | 95.8% | 95.7% | 3,103 | 3,004 | 99 | 3.3% |
| Ohio - Central Ohio | 2,621 | 96.0% | 94.7% | 2,769 | 2,715 | 54 | 2.0% |
| Ohio - Northeastern Ohio | 1,303 | 95.5% | 96.2% | 1,448 | 1,410 | 38 | 2.7% |
| Pennsylvania | 468 | 96.4% | 95.5% | 445 | 439 | 6 | 1.4% |
| Total Midwest Properties | 8,116 | 95.8% | 95.2% | 8,689 | 8,467 | 222 | 2.6% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Baltimore/Washington | 667 | 94.3% | 96.0% | 884 | 779 | 105 | 13.5% |
| Virginia | 268 | 97.0% | 96.3% | 355 | 313 | 42 | 13.4% |
| Total Mid-Atlantic Properties | 935 | 95.1% | 96.0% | 1,239 | 1,092 | 147 | 13.5% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Florida | 1,272 | 94.3% | 94.3% | 1,906 | 1,738 | 168 | 9.7% |
| Georgia | 1,717 | 84.7% | 91.4% | 1,783 | 1,810 | (27) | (1.5)% |
| Total Southeast Properties | 2,989 | 88.8% | 92.6% | 3,689 | 3,548 | 141 | 4.0% |
| | | | | | | | |
| Total Same Community | 12,040 | 94.0% | 94.6% | 13,617 | 13,107 | 510 | 3.9% |
| | | | | | | | |
| **Acquisitions [2]** | | | | | | | |
| Virginia | 536 | 93.5% | N/A | 583 | - | 583 | 100.0% |
| | | | | | | | |
| Total Property Operating Expenses | 12,576 | 94.0% | 94.6% | $ 14,200 | $ 13,107 | $ 1,093 | 8.3% |

(1)     Represents physical occupancy at the end of the quarter.

(2)     The Company defines acquisition properties as acquired properties which have not been owned for one year.

**Associated Estates Realty Corporation**
**Property Net Operating Income (Property NOI)**
**For the Three Months Ended March 31, 2009 and 2008**

| Property NOI [1] | No. of Units | 2009 Physical Occupancy [2] | 2008 Physical Occupancy [2] | Q1 2009 NOI | Q1 2008 NOI | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 94.9% | 93.7% | $ 1,130 | $ 1,106 | $ 24 | 2.2% |
| Michigan | 2,888 | 95.8% | 95.7% | 3,432 | 3,420 | 12 | 0.4% |
| Ohio - Central Ohio | 2,621 | 96.0% | 94.7% | 3,543 | 3,280 | 263 | 8.0% |
| Ohio - Northeastern Ohio | 1,303 | 95.5% | 96.2% | 2,188 | 2,198 | (10) | (0.5)% |
| Pennsylvania | 468 | 96.4% | 95.5% | 624 | 571 | 53 | 9.3% |
|   Total Midwest Properties | 8,116 | 95.8% | 95.2% | 10,917 | 10,575 | 342 | 3.2% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Baltimore/Washington | 667 | 94.3% | 96.0% | 1,584 | 1,686 | (102) | (6.0)% |
| Virginia | 268 | 97.0% | 96.3% | 724 | 709 | 15 | 2.1% |
|   Total Mid-Atlantic Properties | 935 | 95.1% | 96.0% | 2,308 | 2,395 | (87) | (3.6)% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Florida | 1,272 | 94.3% | 94.3% | 2,478 | 2,795 | (317) | (11.3)% |
| Georgia | 1,717 | 84.7% | 91.4% | 1,874 | 2,363 | (489) | (20.7)% |
|   Total Southeast Properties | 2,989 | 88.8% | 92.6% | 4,352 | 5,158 | (806) | (15.6)% |
| | | | | | | | |
|   Total Same Community | 12,040 | 94.0% | 94.6% | 17,577 | 18,128 | (551) | (3.0)% |
| | | | | | | | |
| **Acquisitions** [3] | | | | | | | |
| Virginia | 536 | 93.5% | N/A | 1,117 | - | 1,117 | 100.0% |
| | | | | | | | |
|   Total Property NOI | 12,576 | 94.0% | 94.6% | $ 18,694 | $ 18,128 | $ 566 | 3.1% |

(1)    See page 23 for a reconciliation of net income to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2)    Represents physical occupancy at the end of the quarter.

(3)    The Company defines acquisition properties as acquired properties which have not been owned for one year.

**Associated Estates Realty Corporation**
**Debt Structure**
**As of March 31, 2009**
*(Dollar amounts in thousands)*

| FIXED RATE DEBT | | Balance Outstanding March 31, 2009 | Percentage of Total Debt | Weighted Average Interest Rate |
|---|---|---|---|---|
| Mortgages payable - CMBS | $ | 116,991 | 21.1% | 7.7% |
| Mortgages payable - other [1] | | 337,646 | 61.0% | 5.8% |
| Unsecured debt | | 25,780 | 4.6% | 7.9% |
| **Total fixed rate debt** | | 480,417 | 86.7% | 6.4% |
| **VARIABLE RATE DEBT** | | | | |
| Mortgages payable | | 35,231 | 6.4% | 4.9% |
| Unsecured revolving credit facility | | 38,300 | 6.9% | 2.4% |
| **Total variable rate debt** | | 73,531 | 13.3% | 3.6% |
| **TOTAL DEBT** | $ | 553,948 | 100.0% | 6.0% |

| | |
|---|---|
| Interest coverage ratio [2] | 1.77:1 |
| Fixed charge coverage ratio [3] | 1.59:1 |
| Weighted average maturity | 7.0 years |

| SCHEDULED PRINCIPAL MATURITIES | | Fixed Rate CMBS | | Fixed Rate Other | | Variable Rate | | Total |
|---|---|---|---|---|---|---|---|---|
| 2009 | $ | - | $ | - | $ | - | $ | - |
| 2010 | | 15,504 | | 63,000 | | - | | 78,504 |
| 2011 [4] | | 55,331 | | - | | 38,300 | | 93,631 |
| 2012 | | 46,156 | | 36,000 | | - | | 82,156 |
| 2013 | | - | | 132,209 | | - | | 132,209 |
| Thereafter | | - | | 132,217 | | 35,231 | | 167,448 |
| Total | $ | 116,991 | $ | 363,426 | $ | 73,531 | $ | 553,948 |

(1)   Includes $63,000 of variable rate debt swapped to fixed.

(2)   Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding defeasance, other prepayment costs/credits and/or preferred repurchase costs including discounts received and premiums paid.  See page 22 for a reconciliation of net (loss) income attributable to AERC available to common shareholders to EBITDA and for the Company's definition of EBITDA.

(3)   Represents interest expense and preferred stock dividend payment coverage, excluding defeasance, and/or other prepayment costs.

(4)   Includes the Company's unsecured revolving credit facility.

**Associated Estates Realty Corporation**
**2009 Financial Outlook**
**As of April 27, 2009**

**This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on the cover of this document for a list of risk factors.**

**Earnings Guidance Per Common Share**

| | |
|---|---:|
| Expected net income attributable to AERC | $1.72 to $1.78 |
| Expected real estate depreciation and amortization | 2.18 |
| Expected net defeasance and other prepayment costs on secured debt | 0.07 |
| Expected preferred share dividends | -0.25 |
| Expected gains on disposition of properties | -2.55 |
| Expected Funds from Operations as Adjusted [1] | $1.17 to $1.23 |

**Same Community Portfolio**

| | |
|---|---:|
| Revenue growth | -0.5% to 0.5% |
| Expense growth | 2.0% to 3.0% |
| Property NOI [2] growth | -3.1% to -0.6% |
| Physical occupancy | 93.0% to 93.5% |

**Transactions**

| | |
|---|---:|
| Acquisitions | $80 million |
| Dispositions | $80 million |
| Development [3] | $7 million |

**Corporate Expenses**

| | |
|---|---:|
| General and administrative expense | $14.0 million |
| Service company expense [4] | $0.5 million |
| Total | $14.5 million |

**Debt**

| | |
|---|---:|
| Capitalized interest [3] | $0.1 million |
| Expensed interest (excluding defeasance/prepayment costs) [5] | $36.0 million |
| Expected net defeasance/prepayment costs | $1.2 million |

**Capital Structure** [6]

| | |
|---|---:|
| Common share repurchases | $0 million |
| Preferred share repurchases | $0 million |

(1)    See page 21 for the Company's definition of this non-GAAP measurement.

(2)    See page 23 for the Company's definition of this non-GAAP measurement.

(3)    Reflects development of 60 units on adjacent parcel in Richmond, Virginia, with an expected completion date of December 31, 2009.

(4)    Excludes salaries and benefits reimbursed in connection with the management of properties for third parties which are grossed up in fees, reimbursements and other and direct property management and service company expense in accordance with GAAP.

(5)    Includes $1.3 million of deferred financing costs.

(6)    Earnings guidance does not take into consideration any share repurchases.

This supplemental includes certain non-GAAP financial measures that the Company believes are helpful in understanding our business, as further described below. The Company's definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

**Funds from Operations ("FFO")**

The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

**Funds from Operations ("FFO") as Adjusted**

The Company defines FFO as adjusted as FFO, as defined above, plus the add back of defeasance and other prepayment costs/credits of $(563,000) and $2.0 million for the three months ended March 31, 2009 and March 31, 2008, respectively. In accordance with GAAP, these prepayment costs/credits are included as interest expense in the Company's Consolidated Statement of Operations. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

**Funds Available for Distribution ("FAD")**

The Company defines FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

**Associated Estates Realty Corporation**
**Definitions of Non-GAAP Financial Measures**

## Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company considers EBITDA to be an appropriate supplemental measure of our performance because it eliminates depreciation and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net (loss) income attributable to AERC available to common shareholders to EBITDA.

| | Three Months Ended March 31, | | | |
|---|---|---|---|---|
| (In thousands) | | 2009 | | 2008 |
| Net (loss) income attributable to AERC available to common shareholders | $ | (936) | $ | 36,757 |
| Allocation to participating securities | | - | | 688 |
| Equity in net loss of joint ventures | | - | | 22 |
| Preferred share dividends | | 1,049 | | 1,200 |
| Interest income | | (15) | | (19) |
| Interest expense [(1)] | | 8,213 | | 11,455 |
| Depreciation and amortization | | 9,466 | | 9,301 |
| Gain on disposition of properties | | (2,278) | | (42,910) |
| Taxes | | 74 | | 61 |
| **EBITDA** | | 15,573 | | 16,555 |
| EBITDA - Joint Ventures: | | | | |
| Equity in net loss of joint ventures | | - | | (22) |
| Interest expense | | - | | 8 |
| Depreciation and amortization | | - | | 25 |
| **EBITDA - Joint Ventures** | | - | | 11 |
| **Total EBITDA** | $ | 15,573 | $ | 16,566 |

[(1)]    2009 includes a defeasance credit of $(563), while 2008 includes defeasance and other prepayment costs of $1,959.

## Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expense and painting service expense from total revenue. The Company evaluates the performance of its reportable segments based on NOI. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

**Associated Estates Realty Corporation**
**Definitions of Non-GAAP Financial Measures**

## Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. The Company considers Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net income attributable to AERC.

| (In thousands) | Three Months Ended March 31, | |
| --- | --- | --- |
| | 2009 | 2008 |
| Property NOI | $ 18,694 | $ 18,128 |
| Service company NOI | 109 | 157 |
| Painting services NOI | (117) | (106) |
| Depreciation and amortization | (9,466) | (8,505) |
| General and administrative expense | (3,140) | (3,528) |
| Interest income | 15 | 16 |
| Interest expense | (8,213) | (9,083) |
| Equity in net loss of joint ventures | - | (22) |
| Income from discontinued operations: | | |
| Operating (loss) income | (33) | (1,308) |
| Gain on disposition of properties | 2,278 | 42,910 |
| Income from discontinued operations | 2,245 | 41,602 |
| Net income | 127 | 38,659 |
| Net loss attributable to noncontrolling redeemable interest | (14) | (14) |
| Consolidated net income attributable to AERC | $ 113 | $ 38,645 |

## Recurring Fixed Asset Additions

The Company considers recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

## Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

The Company considers investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable the Company to increase rents.

## Same Community Properties

Same Community properties are conventional multifamily residential apartments which were owned and operational for the entire periods presented.